August 6, 2024	1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Paul Cline
Shannon Menjivar
Ruairi Regan
Pam Howell

Re:	Bally’s Chicago, Inc.

Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted July 18, 2023
CIK No. 0001935799

Ladies and Gentlemen:

On behalf of Bally’s Chicago, Inc. (the “Company”), we are hereby confidentially submitting a third Draft Registration Statement on Form S-1 (“Submission No. 3”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on May 9, 2023, and amended such Draft Registration Statement on Form S-1 on July 18, 2023 (the “Draft Submission”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on August 2, 2023 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

August 6, 2024

General

1.	Refer to prior comment 1. It appears from your disclosure on page 122 that the offering is only open to investors who meet the Class A Qualification Criteria. If true, please disclose this clearly on the cover page, including disclosure regarding the specific criteria for investing in this offering. Please also consider adding risk factor disclosure regarding the risks relating to limiting the offering to certain classes of investors based on the criteria which you have identified.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page and page 74 of Submission No. 3 in response to the Staff’s comment.

2.	We note the subordinated loans that are attributable to the Class A-1, A-2 and A-3 interests. Please clearly disclose throughout the prospectus the material impact of the interest rate on the loans, including the accrual of the interest, and the significant time that will lapse before the company believes it will be able to pay dividends (three to five years from the opening of the permanent resort and casino) will have upon the amount to be paid from dividends. Please also clearly disclose the impact on the investors if the company determines, in its discretion, not to issue cash dividends. Consider revising the table on page 16 to provide additional tables reflecting varying levels of distributions or the lack of distributions, or delays in the opening of the casino. Lastly, state what happens if the loan is repaid before enough dividends have been diverted to pay the loan and interest, including whether the company would continue to be able to divert dividends from the Class A-1, A-2 and A-3 interests; and what happens if there is a default on the loan.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 18 to 24, 29 to 32, 35 to 37, 87, and 88 of Submission No. 3 in response to the Staff’s comment.

3.	We reissue comment 7. We note the disclosure on page 27 that “we cannot guarantee that we will offer financing options similar to the Subordinated Loans, which would significantly increase the costs of any future investment.” Please revise the cover page and throughout the prospectus to clearly disclose the role of the subordinated loans in this securities offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page and page 37 of Submission No. 3 in response to the Staff’s comment.

Use of Proceeds, page 70

4.	We reissue comment 8. Please disclose in the use of proceeds section the interest rate and maturity of the Intercompany Note. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 86 of Submission No. 3 in response to the Staff’s comment.

Design and Construction, page 87

5.	Refer to prior comment 14. We continue to note your disclosure regarding Tribune vacating the site on or prior to July 5, 2024; yet you also state that you expect the permanent resort and casino to be completed by the third or fourth quarter of 2026 and that you expect the permanent resort and casino to take approximately 36 months to complete from the time when construction commences. Thirty-six months from the July 5, 2024 date would be July 5, 2027. Please reconcile these statements.

August 6, 2024

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 3, 7, 108, and 115 of Submission No. 3 in response to the Staff’s comment.

Host Community Agreement with the City of Chicago, page 95

6.	We note that the term of the Host Community Agreement is dependent on holding a gaming license from the Illinois Gaming Board. Please clarify the status of the license and provide a description of the material terms of the license including how frequently it needs to be renewed and any conditions to renewal.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 14 and 122 of Submission No. 3 in response to the Staff’s comment.

7.	We note the definition of Minorities under the Host Community Agreement includes “a member of other groups, including but not limited to Arab-Americans, found by the City of Chicago to be socially disadvantaged by having suffered racial or ethnic prejudice or cultural bias within American society, without regard to individual qualities, resulting in decreased opportunities to compete in Chicago area markets or to do business with the City of Chicago.” Please clearly identify those groups that the City of Chicago have identified as being within this definition to date and include on the cover page and plan of distribution. Please clarify how you will communicate to prospective investors any changes to the groups included in this definition during the offering period.

Response: The Company acknowledges the Staff's comment and respectfully advises the Staff that the Host Community Agreement defines Minority as “an individual considered to be a minority pursuant to Municipal Code of Chicago (MCC) 2-92-670(n), “Definitions: Minority,” as it may be amended from time to time.” Municipal Code of Chicago (MCC) 2-92-670(n), in turn, defines Minority as:

(i) any individual in the following racial or ethnic groups, members of which are rebuttably presumed to be socially disadvantaged:

(A) African-Americans or Blacks, which includes persons having origins in any of the Black racial groups of Africa;

(B) Hispanics, which includes persons of Spanish culture with origins in Mexico, South or Central America or the Caribbean Islands, regardless of race;

(C) Asian-Americans, which includes persons whose origins are in any of the original peoples of the Far East, Southeast Asia, the islands of the Pacific or the Northern Marianas, or the Indian Subcontinent;

(D) American Indians, which includes persons having origins in any of the original peoples of North and South America (including Central America) and who maintain tribal affiliation or community attachment; and

(ii) individual members of other groups, including but not limited to Arab-Americans, found by the City to be socially disadvantaged by having suffered racial or ethnic prejudice or cultural bias within American society, without regard to individual qualities, resulting in decreased opportunities to compete in Chicago area markets or to do business with the City.

As a result of its agreement with the City of Chicago under the Host Community Agreement, the Company is bound to the definition of Minority set forth in the Municipal Code of Chicago. This particular clause within the definition of Minority in the Municipal Code of Chicago permits individuals that are not members of the enumerated groups to qualify as Minorities if such individuals can demonstrate that they've “suffered racial or ethnic prejudice or cultural bias within American society, without regard to individual qualities, resulting in decreased opportunities to compete in Chicago area markets or to do business with the City.” Qualification under this clause is determined on a case-by-case basis and there is no exhaustive or definitive list of groups or individuals that the City of Chicago has determined to qualify as Minority under this clause. However, in the event the City of Chicago identifies any additional groups or individuals as falling under this clause in the future, members of such groups would satisfy the Class A Qualification Criteria.

The Company has revised the cover page and pages 14 and 122 to disclose that there is no exhaustive or definitive list of groups or individuals that the City of Chicago has determined to qualify as Minority under this clause, and has provided an explanation regarding the fact that additional groups may fall within the definition in the future.

Description of Ownership Interests, page 115

8.	We note the Capitalization table now reflects the conversion of the common stock into class B interests. Please revise the prospectus to clearly disclose this conversion, including when such conversion will occur. The response letter states the conversion will occur at the time of the initial public offering; however, disclosure elsewhere in the prospectus seems to reflect the class B interests are outstanding. For example, footnote 2 to the beneficial ownership table on page 114 states “Bally’s Corporation is the sole holder of our Class B Interests.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 84, 85, 142, and 143 of Submission No. 3 in response to the Staff’s comment.

Plan of Distribution, page 121

9.	We partially reissue comment 21. We continue to note the statement on page 124 that “If we do not receive sufficient reservations to sell all of the Class A Interests being offered hereby, we may provide notice on our and websites that this offering has been cancelled or modified.”(emphasis added) Please reconcile with the disclosure that there is no minimum to this offering.

August 6, 2024 Page 4

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 153 of Submission No. 3 in response to the Staff’s comment.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1834 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Senet Bischoff
Senet Bischoff
of LATHAM & WATKINS LLP

cc:	(via email)
Ameet Patel, Bally’s Chicago, Inc.
Sony Ben-Moshe, Esq., Latham & Watkins LLP
John Slater, Esq., Latham & Watkins LLP